[letterhead of K&L Gates]

October 15, 2014

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Causeway Capital Management Trust

Causeway International Opportunities Fund

File Nos. 333-67552; 811-10467

Post-Effective Amendment No. 32

Ladies and Gentlemen:

We have acted as counsel to Causeway Capital Management Trust (“Fund”) in connection with the preparation of Post-Effective Amendment No. 32 to the Fund’s Registration Statement on Form N-1A (the “Amendment”), and we have reviewed a copy of the Amendment being filed with the Securities and Exchange Commission.

Pursuant to paragraph (b)(4) of Rule 485 under the Securities Act of 1933, we represent that, based on our review and our assessment of the disclosure changes being effected by the Amendment, the Amendment does not contain disclosures that would render it ineligible to become effective pursuant to paragraph (b) of Rule 485.

Very truly yours,

/s/ K&L Gates LLP

[letterhead of Causeway Capital Management LLC]

October 15, 2014

VIA EDGAR

Stephanie Hui U.S. Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

Re:	Causeway Capital Management Trust (File Nos. 333-67552 and 811-10467)

Dear Ms. Hui:

This letter responds to the comments you provided by telephone to the undersigned on September 22, 2014 relating to Post-Effective Amendment No. 29 to the registration statement filed on Form N-1A for Causeway Capital Management Trust (the “Trust”). Post-Effective Amendment No. 29 relates solely to Causeway International Opportunities Fund (the “Fund”), a series of the Trust, and was filed in connection with disclosure changes relating to the transition of the Fund from a “fund of funds” to a fund making direct investments in securities. Post-Effective Amendment No. 32 (“PEA 32”) to the Trust’s registration statement, reflecting responses to your comments and other updates, is expected to be filed on the date hereof. Unless otherwise noted, defined terms have the same meanings ascribed to them in the Prospectus. For ease of reference, we have set forth below your comments, followed by responses to those comments.

1. Comment: The fee table shows the “Management Fee” as 0.80%. Please confirm, supplementally, that this fee will be in effect when PEA 32 goes effective.

Response: We confirm that the Management Fee shown in the fee table is the fee in effect as of the date of effectiveness of PEA 32, which will also be the date that the Fund converts to direct investing.

2. Comment: Under the “Example” following the fee table, please add disclosure that the examples are calculated to account for the expense limit in effect for the first year, but that later years do not reflect the expense limit.

Response: The disclosure has been updated as requested, and a new sentence has been added to the disclosure under “Example” stating: “The example reflects the effect of the expense limit agreement through January 31, 2016 only, and assumes no expense limit after that time.”

3. Comment: Under “Principal Investment Strategies and Risks” – “What are the principal investment strategies?” the disclosure under the international value portfolio indicates that the international value portfolio may also invest in companies located in emerging markets. Please explain, supplementally, the reason for this disclosure.

Response: The Fund’s international value portfolio and emerging markets portfolio are separately managed using different investment strategies by separate portfolio management teams, as described in the Prospectus. The disclosure concerning the international value portfolio investing in emerging markets is included so that investors understand that this

U.S. Securities and Exchange Commission

October 15, 2014

portfolio of the Fund may be invested in emerging markets in accordance with the fundamental value strategy used for the international value portfolio, separately from emerging markets investments selected for the emerging markets portfolio using the quantitative strategy. For example, the Fund may invest in companies located in South Korea or China under either the quantitative strategy used by the emerging markets portfolio management team or the fundamental value strategy used by the international value portfolio management team.

4. Comment: Under “Principal Investment Strategies and Risks” – “What are the principal investment strategies?” the disclosure under the international value portfolio does not indicate whether there are market capitalization constraints or country limits. If true, please add disclosure that the portfolio may invest in companies of any market capitalization and indicate any country limitations.

Response: The disclosure has been updated as requested. A new sentence has been added to state: “The international value portfolio may invest in companies of any market capitalization, and is not required to invest a minimum amount and is not limited to investing a maximum amount in any particular country.”

5. Comment: Under “Principal Investment Strategies and Risks” – “What are the principal investment strategies?” the disclosure under the emerging markets portfolio indicates that the Fund may invest in “other investments that are tied economically to emerging markets.” Please clarify what these “other investments” entail.

Response: The disclosure has been updated as requested, and the sentences have been clarified to indicate that these “other investments” include common stock, preferred and preference stock, American Depositary Receipts, European Depositary Receipts, Global Depositary Receipts and exchange-traded funds that invest in emerging markets securities.

6. Comment: Under “Principal Investment Strategies and Risks” – “What are the principal investment strategies?” the disclosure under the emerging markets portfolio references American Depositary Receipts, European Depositary Receipts, Global Depositary Receipts and exchange-traded funds. If the use of these instruments is a principal strategy, please add corresponding disclosure under the principal risk section of the summary.

Response: The disclosure has been updated as requested, and new risk disclosure has been added in the principal risk disclosure.

7. Comment: Under “Principal Investment Strategies and Risks” – “What are the principal investment strategies?” the disclosure under the emerging markets portfolio does not include a definition of what the Fund considers to be an emerging market. Please add such disclosure.

Response: The disclosure has been updated as requested, and a new sentence has been added to state: “The Fund considers a country to be an emerging market if the country is included in the MSCI EM Index.”

8. Comment: Under “Additional Investment Information” – “Investment Risks” – “Foreign and Emerging Markets Risk” the disclosure references the Fund’s ability to purchase and sell forward foreign currency contracts or swaps. If the use of these instruments is a

U.S. Securities and Exchange Commission

October 15, 2014

principal strategy, please include the noted (or comparable) disclosure under “Principal Investment Strategies” earlier in the Prospectus.

Response: The use of forward foreign currency contracts or swaps, although permitted, is not a principal strategy of the Fund. Accordingly, no change has been made to the disclosure.

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If you have any questions concerning the foregoing, please do not hesitate to contact me at (310) 231-6181 or my colleague Turner Swan at (310) 231-6117.

Sincerely,

/s/ Kurt J. Decko

Kurt J. Decko

Cc:	Turner Swan

Causeway Capital Management LLC

Mark D. Perlow

K&L Gates LLP